YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

2024

Vote by Internet, Smartphone or Tablet – QUICK ★★★ EASY IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Your Mobile or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on June 3, 2024.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

Vote at the Meeting –
If you plan to attend the virtual online extraordinary general meeting, you will need your 12 digit control number to vote electronically at the extraordinary general meeting. To attend:
https://www.cstproxy.com/smx/2024

MOBILE VOTING
On your Smartphone/Tablet, open the QR Reader and scan the below image. Once the voting site is displayed, enter your Control Number from the proxy card and vote your shares.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

Please mark your votes like this **X**

A. PROPOSAL – The Board of Directors recommends a vote FOR Proposal 1.

		FOR	AGAINST	ABSTAIN
1.	To consolidate the Company's ordinary shares (with a nominal value of US$0.0022 per share) in the authorized but unissued and in the authorized and issued share capital of the Company, at a ratio to be determined in the discretion of the Board of Directors of the Company to result in a targeted post-consolidation price per share of up to US$10.00, into 1 ordinary share with a corresponding adjustment to the nominal value per share.	☐	☐	☐
2.	To approve an adjournment of the Extraordinary General Meeting to a later date or dates, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposal.	☐	☐	☐

In their discretion, the proxyholders are authorized to vote upon such other business as may properly come before the meeting or any adjournment thereof, all as set out in the Notice of Extraordinary General Meeting and Proxy Statement relating to the meeting, which receipt of are hereby acknowledged.

B. NON-VOTING ITEMS

Change of Address – Please print your new address below.

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Comments – Please print your comments below.

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C. AUTHORIZED SIGNATURES – This section must be completed for your vote to be counted – Date and Sign Below.

CONTROL NUMBER

Signature______________________ **Signature, if held jointly**______________________ **Date**__________**2024.**

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

EXTRAORDINARY GENERAL MEETING JULY 4, 2024

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned shareholder, revoking all prior proxies, hereby appoints Haggai Alon and Ofira Bar, and each of them, with full power of substitution and revocation, as proxy to represent and vote all ordinary shares, nominal value US$0.0022 per share, of SMX (Security Matters) Public Limited Company (the "Company"), which the undersigned will be entitled to vote if personally present at the Extraordinary General Meeting of the Shareholders of the Company to be held on June 4, 2024, at 3:00 p.m., Irish time (10:00 a.m., Eastern Time), or any adjournment or postponement thereof, at Mespil Business Centre, Mespil House, Sussex Road, Dublin, 4 Ireland, D04 T4A6, upon matters set forth in the Notice of Extraordinary Meeting and Proxy Statement for the Extraordinary Meeting of Shareholders dated May 10, 2024, a copy of which has been received by the undersigned. Each ordinary share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

When properly executed, this proxy will be voted in the manner directed herein by the undersigned shareholder.

IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED "FOR" PROPOSAL 1 AND 2 SET FORTH ON THE REVERSE SIDE.

(Continued and to be Completed on Reverse Side)